

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Via E-mail
Kevin Jones
Chief Executive Officer
Cardinal Resources, Inc.
203 Main Street
East Pittsburgh PA 15112

      Re: Cardinal Resources, Inc.
              Current Report on Form 8-K
              Filed December 3, 2013
              File No. 000-54983

Dear Mr. Jones:

      We issued comments to you on the above captioned filing on December 13, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 25, 2014.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Staff Attorney, Jennifer López at (202) 551-3792, Special Counsel, Lilyana Peyser, at (202) 551-3222 or me at (202) 551-3720 with any questions.

                  Sincerely,

                  /s/ Lilyanna L. Peyser for

                  Mara L. Ransom
                  Assistant Director